June 19, 2008
Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

Re:	Discovery Holding Company Form 10-K for the Year Ended December 31, 2007 File No. 000-51205
Ladies and Gentlemen:
Set forth below are our responses to comments contained in your letter to us dated June 16, 2008 (the “SEC Letter”) regarding the referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.
The staff is advised that we filed a Registration Statement on Form S-4 on June 11, 2008 with respect to our proposed transaction with Advance Newhouse. As discussed telephonically with the staff, changes to our MD&A for Discovery in response to the staff’s comments per your letter dated May 14, 2008 were reflected in such Form S-4. On June 13, 2008, we also filed an Information Statement on Form 10 with respect to our proposed spin-off of Ascent Media (other than certain sound businesses of Ascent Media), and any changes to the Ascent Media MD&A in response to the staff’s comments per your letter dated May 14, 2008 were reflected in such Form 10.
1.	Comment:

Refer to your responses to our prior comment numbers 1, 8, and 9. We note your revised table reconciling segment adjusted OIBDA to earnings (loss) before income taxes. It appears that this revised table will replace the second table in note 18 to your financial statements. Please confirm to us that you intend to present this revised table only in note 18 and not in MD&A and that you intend to remove combined totals of segment adjusted OIBDA for both segments from MD&A.

Response:

In future filings, we confirm that this revised table reconciling adjusted OIBDA to earnings (loss) before income taxes will only be presented in the footnote addressing Information about Operating Segments, which was footnote 18 in the above referenced Form 10-K. This revised table will not be presented in MD&A. Further, we confirm that in future filings, we will remove combined totals of adjusted OIBDA for the segment related disclosures in MD&A.
2.	Comment:

Refer to your response to our prior comment number 2. To the extent material, please include a discussion that analyzes the fluctuations between periods presented in operating cash flows (which we understand is to be renamed “adjusted OIBDA”), the significant components therein and the operating cash flow margins for each segment.

Response:

In future filings, we confirm that we will include the following discussions, to the extent material: (i) the significant components within adjusted OIBDA, (ii) an analysis of fluctuations between periods presented for adjusted OIBDA and (iii) an analysis of adjusted OIBDA margins for each segment.

3.	Comment:

Refer to your response to our prior comment number 4. Please note that reference to results of operations may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash. In this regard, please ensure that your intended revised disclosure addresses all material underlying drivers of changes in cash from operating activities in terms of cash.

Response:

We note that the components of adjusted OIBDA, as defined by us (revenue, cost of services and SG&A expenses), are comprised mainly of cash transactions, as adjusted by changes in working capital. We confirm that in future filings, we will address significant changes in our working capital in order to provide additional information regarding our changes in cash from operating activities.

4.	Comment:

Refer to your response to our prior comment number 6. Please clarify your disclosure that Advance Newhouse will not hold any blocking or other rights in Discovery upon the contribution of its ownership share in Discovery to DHC that prevent DHC or New DHC from consolidating Discovery. In connection with this, please explain to us and disclose the governance rights that Advance Newhouse will possess with respect to DHC and New DHC through its ownership interest in either and if such rights will have any financial reporting impact on that affected entity.

Response:

The staff is advised that Advance/Newhouse will not hold any blocking or other rights in Discovery upon the contribution of its ownership share in Discovery to DHC that prevent DHC or New DHC from consolidating Discovery. In future filings, we will disclose governance rights held by Advance/Newhouse in relation to their interest as a shareholder in New DHC.

In response to the staff’s request in the SEC Letter, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at 720-875-4333.
Sincerely,
Discovery Holding Company
/s/ Christopher W. Shean
Christopher W. Shean
Senior Vice President and Controller

cc:	Securities and Exchange Commission Joseph Foti Doug Jones Lyn Shenk